

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mr. William J. Lyons
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **Response dated August 10, 2012**
> **File No. 001-14901**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 – Significant Accounting Policies

Impairment of Long-lived Assets, page 119

1. As discussed in our prior teleconference, Rule 4-10(a)(15) of Regulation S-X defines a field, in part, as associated with "localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc." In response to our prior comment 1, we note your citation and quote from the USGS Report Series 2006-1237 that regional continuous accumulations are not segregated into discrete fields that exhibit gravity segregation of hydrocarbons and water. We cannot agree with this position as we note that

page 37 of this same document states there are 68 named gas fields within the Devonian assessment unit which encompasses your shallow gas segment. This indicates to us that this description of continuous accumulations may not apply to this segment. Please explain to us with appropriate maps if such fields are included in your shallow gas segment and, if true, why they are not treated separately for impairment purposes.

2. We reviewed your response to our prior comment 2 related to cash inflows. Your response focused on sales contracts and delivery and not on the production from each well. Please clarify for us the earliest point at which your well production is metered (e.g. at the wellhead, pad, small grouping of wells, etc.), specifically focusing on the lowest level for which production information is captured.

3. We reviewed your response to our prior comment 2 related to cash outflows, noting that your operations are divided by strata type (segment) and by geography (four operating regions). We also note that well management and gathering system maintenance is performed on a regional basis, not on strata type basis, and that the costs accumulated regionally are allocated to each strata type for segment reporting. Given that your management decisions and costs are accumulated regionally, then allocated to segment, please tell us how the geographic accumulation of costs does not constitute a lower level of cash outflows than the segment level.

4. To help us further understand your gas operations, specifically your shallow oil and gas segment, please address the following:
   - We note that the management of well production and gathering infrastructure maintenance is performed by the operating region. Please clarify for us at what management level decisions are made regarding wells (e.g. drill, rework, shut-in, etc.), explain to us the process by which such decisions are made, including the factors considered, and the levels at which any related cash flow analyses are performed, (e.g. individual wells or groups of wells). To the extent that wells are grouped, explain the basis for this.
   - Tell us the lowest level at which bookkeeping records are maintained for costs incurred in your gas division, specifically your shallow oil and gas segment.
   - Tell us whether you have any working interest or net profit interest owners in your wells, and if so, please tell us how you calculate and report their portion of profit or loss.

You may contact James Giugliano at (202) 551-3319, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant